June 13, 2007

United States Securities

  and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549

Attention: Edward M. Kelly, Esq.

      Senior Counsel

Re:

File No. 333-142463

International Power Group, Ltd., Form S-1

Dear Mr. Kelly:

International Power Group, Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on Thursday, June 14, 2007 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERNATIONAL POWER GROUP, LTD.

/s/ Peter Toscano
Peter Toscano
President and Chief Executive Officer

INTERNATIONAL POWER GROUP, LTD

950 Celebration Boulevard, Suite A ∙ Celebration, Fl 34747-4814

www.international-power.com  Tel. 407-566-0318 ∙ Fax 407-566-0297